February 5, 2025

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam,

On behalf of CTW Cayman (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s class A ordinary shares (“Class A Ordinary Shares”), par value US$0.0001 per share, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in the JOBS Act. In accordance with the procedures of the Commission for emerging growth companies, the Registration Statement is being submitted to the Staff in draft form and a confidential basis. The Company confirms to the Staff that it will publicly file the draft registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering.

The Company has included in this submission its audited combined financial statements as of, and for the fiscal years ended, July 31, 2023 and 2024. As an emerging growth company, the Company has omitted its financial statements for the fiscal year ended July 31, 2022.

If you have any questions regarding this submission, please contact the undersigned at +8610-5680-3969 or via email at rchang@gunder.com.

Very truly yours,

/s/ Richard J. Chang
Richard J. Chang

cc:   Patrick Liu, Chief Financial Officer, CTW Cayman

Jason Simon, Esq., Partner, Greenberg Traurig, LLP

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